NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of Financial Industry Regulatory Authority, Inc. ("FINRA") approved to sell private placement offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014. The Company elected to be treated as an S Corporation for income tax purposes.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2015, the Company did not have any uninsured cash balances.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of receivable. Management has determined collectability of accounts receivable is reasonably assured. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2015.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

Revenue Recognition

Revenues from contingent based services are recognized when the contingency no longer exists; typically when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

S Corporation – Income Tax Status

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2015.

The Company has filed one prior year United States federal and North Carolina state income tax return for the year ending December 31, 2014. These returns remain open.

Date of Management's Review

The Company has evaluated subsequent events through February 11, 2016, the date the financial statements were available to be issued.

NOTE B – LEASED FACILITIES

In November 2015, the Company entered into a new office lease. The new lease is for five (5) years and three (3) months commencing November 5, 2015 and ending February 28, 2021. The monthly rent started at $2,308 and is scheduled to escalate to $2,598 per month in December 2019. For 2014, total rent expense for the old and new office locations was $9,351. The following reflects the future minimum lease payments required under the new lease for future fiscal years:

2016	$ 22,542
2017	28,609
2018	29,469
2019	30,350
2020	31,180
Thereafter	5,197
Total	$ 147,347

NOTE C – RELATED PARTY TRANSACTIONS

Shared Transactions

The Company shares various costs of operation including office space with a related party. The Company reported approximately $12,000 in shared expense during 2015.

Related Party Receivable

An affiliated company deposited two checks that were earned by ICG Capital Securities, LLC. The total of the two checks were $12,000.

NOTE D – PROPERTY AND EQUIPMENT

The Company reported $31 of depreciation expense for 2015. Property and equipment consists of the following as of December 31, 2015:

Office furniture and computer equipment	$ 1,835
Less: Accumulated depreciation	(31)
Total fixed assets, net	$ 1,804

NOTE E –REGULATORY REQUIRMENTS

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

NOTE F – CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2015, were as follows:

Net capital $84,053
Net capital ratio (ratio of indebtedness to capital) 0.4975 to 1

NOTE G – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE H – PART I, FORM X-17a-5

The most recent annual report of the Company is available fro examination and copying at the office of the Company and at the Atlanta Regional office of the Securities and Exchange Commission.